Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Tuesday, 8 August 2023

WOODSIDE TO SELL 10% SCARBOROUGH INTEREST TO LNG JAPAN

Woodside has established a strategic relationship with LNG Japan which involves three elements: equity in the Scarborough Joint Venture, potential LNG offtake and collaboration on opportunities in new energy.

Woodside has entered into a sale and purchase agreement with LJ Scarborough Pty Ltd (LNG Japan) for the sale of a 10% non-operating participating interest in the Scarborough Joint Venture (the Transaction).1

The purchase price is US$500 million, subject to adjustments. LNG Japan will reimburse Woodside for its share of expenditure for the Scarborough project from the Transaction effective date of 1 January 2022. On completion of the Transaction, expected in the first quarter of 2024, the estimated total consideration comprising the purchase price, reimbursed expenditure and escalation is approximately US$880 million.

Completion of the Transaction is subject to conditions precedent including Foreign Investment Review Board approval, National Offshore Petroleum Titles Administrator approvals and Western Australian Government approvals.

As part of the broader strategic relationship, Woodside and LNG Japan Corporation have entered into a non-binding heads of agreement for the sale and purchase of 12 LNG cargoes per year (approximately 0.9 million tonnes per annum) for 10 years commencing in 2026.

Woodside has also entered into non-binding agreements to collaborate with Sumitomo Corporation and Sojitz Corporation on global opportunities in new energy which could include ammonia, hydrogen, carbon capture and storage (CCS) and carbon management technology.

Following completion, Woodside will hold a 90% interest in the Scarborough Joint Venture and remain as operator. Scarborough gas will be processed at the Pluto LNG facility, where Woodside is currently constructing Pluto Train 2. Woodside is also operator of the Pluto Train 2 Joint Venture and holds a 51% participating interest.

[1]	LJ Scarborough Pty Ltd is currently a wholly owned subsidiary of LNG Japan Corporation, which is a 50:50 joint venture between Sumitomo Corporation and Sojitz Corporation.

Woodside CEO Meg O’Neill welcomed LNG Japan to the Scarborough Joint Venture.

“The support of LNG Japan is testament to the quality of the Scarborough project. It also underscores the ongoing demand from Japanese buyers for new supplies of gas and the role of gas in supporting Japan’s energy security.

“Our new energy agreements with Sumitomo and Sojitz provide further opportunities for us to work closely together on our shared decarbonisation and energy security ambitions.

“Scarborough will be an important source of gas for both the Western Australian and international markets, supporting domestic jobs and providing taxation revenue for the State and Federal Governments.

“We look forward to working with LNG Japan to deliver this world-class project,” she said.

LNG Japan CEO Mr Kyo Onojima said he was excited to form the strategic relationship between LNG Japan and Woodside.

“We are very pleased to join the Scarborough Joint Venture and are looking forward to finalising the LNG offtake agreement and exploring business opportunities in the new energy sector,” he said.

About Scarborough

The Scarborough Joint Venture comprises the Scarborough field and associated offshore and subsea infrastructure. The Scarborough field is located approximately 375 km off the coast of Western Australia and the reservoir contains less than 0.1% carbon dioxide.

The Scarborough project will include the installation of a floating production unit with eight wells drilled in the initial phase and thirteen wells drilled over the life of the Scarborough field. The gas will be transported for processing at Pluto LNG through a new trunkline of approximately 430 km in length.

The final investment decision was made in November 2021 and first LNG cargo is targeted for 2026.

About LNG Japan

LJ Scarborough Pty Ltd is currently a wholly owned subsidiary of LNG Japan Corporation, which is a 50:50 joint venture between Sumitomo Corporation and Sojitz Corporation.

Sumitomo Corporation (“SC”) is a leading Fortune 500 global trading and business investment company with 129 locations (Japan:20, Overseas:109) in 66 countries and regions. SC’s core business areas include six business units: Metal Products; Transportation & Construction Systems; Infrastructure; Media & Digital; Living Related & Real Estate; and Mineral Resources, Energy, Chemical & Electronics, and one initiative: Energy Innovation.

Sojitz Corporation consists of approximately 400 subsidiaries and affiliates located in Japan and throughout the world, developing wide-ranging general trading company operations in a multitude of countries and regions.

Contacts:
INVESTORS Matthew Turnbull (Group) M: +61 410 471 079 Sarah Peyman (Australia) M: +61 457 513 249	Rohan Goudge (US) M: +1 (713) 679-1550 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee

Forward-looking statements

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding the Transaction (including statements concerning the timing and completion of the Transaction, the expected benefits of the Transaction and other future arrangements between Woodside and LNG Japan), the timing of completion of Woodside’s projects and expectations regarding future expenditures and future results of projects. All forward-looking statements contained in this announcement reflect Woodside’s views held as at the date of this announcement. All statements, other than statements of historical or present facts, are forward- looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions.

Forward-looking statements in this announcement are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of aspirational targets that Woodside has set for itself and its management of the business. Those statements and any assumptions on which they are based are only opinions, are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives.

Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and the London Stock Exchange and in Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.

All information included in this announcement, including any forward-looking statements, speak only as of the date of this announcement and, except as required by law or regulation, Woodside does not undertake to update or revise any information or forward-looking statements contained in this announcement, whether as a result of new information, future events, or otherwise.

Announcement contains inside information

This announcement contains inside information. Matthew Turnbull, Vice President Investor Relations is responsible for release of this announcement.